UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, Minnesota 55343-4414
 (952) 487-9500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns
Jonathan L.H. Nygren
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 (as amended, the “Statement”) by Vital Images, Inc. (the “Company”). The Statement relates to the offer by Magenta Corporation (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of Toshiba Medical Systems Corporation  (“TMSC”), a company formed under the laws of Japan and a wholly owned subsidiary of Toshiba Corporation, a company formed under the laws of Japan, to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $18.75 per share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following as the third paragraph of the subsection entitled “Litigation”:

“On June 6, 2011, shareholder Arthur Crum served the Company with a complaint brought on behalf of himself and a putative class of public shareholders of the Company (the “Crum Complaint”).  The Company understands that the Crum Complaint has been filed in Hennepin County District Court of the State of Minnesota.  Purchaser has informed the Company that it was served with the Crum Complaint on the same date.  The Crum Complaint alleges claims for breaches of fiduciary duties against the Individual Defendants and aiding and abetting against the Company, TMSC, Toshiba and Purchaser in connection with the alleged breaches of fiduciary duties by the Individual Defendants.  The relief sought by the Crum Complaint includes an order preliminarily and permanently enjoining the defendants named in the Crum Complaint and all persons acting with them from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement.  The Crum Complaint further seeks to rescind or set aside the transactions contemplated by the Merger Agreement if they are consummated or an award of rescissory damages in such event.  The Crum Complaint also seeks an accounting for damages sustained and an award of costs, including attorneys’ and experts’ fees.  The Crum Complaint is captioned Arthur Crum v. Vital Images, Inc. et al.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: June 7, 2011